Exhibit 99.1

EXECUTION COPY

THIS RESTATED SILVER PURCHASE AGREEMENT dated as of the 30th day of March, 2006.

AMONG:

[ edited text ] a company incorporated with limited liability under the laws of the [ edited text ]

[ edited text ]

- and -

SILVER WHEATON (CAYMANS) LTD., a company incorporated with limited liability under the laws of the Cayman Islands

(“Silver Wheaton”)

- and –

GOLDCORP INC., a corporation existing under the laws of the Province of Ontario

(“Goldcorp”)

- and –

SILVER WHEATON CORP., a corporation existing under the laws of the Province of Ontario

(“Silverco”)

WITNESSES THAT:

WHEREAS the parties entered into a silver purchase agreement dated as of the 15th day of October, 2004 (the “Silver Purchase Agreement”), pursuant to which [ edited text ] agreed to sell to Silver Wheaton, and Silver Wheaton agreed to purchase from [ edited text ], any and all Refined Silver (hereinafter defined) that [ edited text ] purchased from Luismin (hereinafter defined) under and pursuant to an agreement dated the 15th day of October, 2004 among Luismin, [ edited text ] and Wheaton River Minerals Ltd. (now Goldcorp Inc.);

AND WHEREAS the parties amended certain terms of the Silver Purchase Agreement pursuant to an amending agreement entered into among the parties on the 30th day of September, 2005 (the "First Amending Agreement");

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AND WHEREAS the parties further amended certain terms of the Silver Purchase Agreement pursuant to an amending agreement entered into among the parties on the 30th day of March 2006 (the "Second Amending Agreement");

AND WHEREAS the parties wish to enter into this Restated Silver Purchase Agreement to reflect all of the amendments agreed to pursuant to the First Amending Agreement and the Second Amending Agreement;

[ edited text ]

AND WHEREAS [ edited text ] has agreed to sell to Silver Wheaton, and Silver Wheaton has agreed to purchase from [ edited text ], any and all Refined Silver or an amount of Substituted Refined Silver (hereinafter defined) equal to any and all Refined Silver;

AND WHEREAS Goldcorp has agreed to guarantee the performance of [ edited text ] covenants and obligations under this Agreement;

AND WHEREAS Silverco has agreed to guarantee the performance of Silver Wheaton’s covenants and obligations under this Agreement;

NOW THEREFORE in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, the parties mutually agree as follows:

1.

Definitions

(a)

"Additional Term" has the meaning set out in Section 7(b) of this Agreement.

(b)

"affiliate" has the meaning ascribed to such term in the Business Corporations Act (Ontario), R.S.O. 1990, c. B16, as may be amended from time to time.

(c)

"Business Day" means any day other than a Saturday or Sunday or a day that is a statutory holiday under the laws of Canada or the Province of British Columbia or Mexico.

(d)

"Cash Amount" has the meaning set out in Section 3(a)(i) of this Agreement.

(e)

"Consumer Price Index" means the United States Consumer Price Index for All Urban Consumers (All Items) (time base 1982-84 = 100), as published by the Bureau of Labor Statistics, United States Department of Labor, or any successor or other body that may

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assume responsibility for the preparation and publishing of the said Index, as the case may be.

(f)

"Contract Year" means a twelve-month period during the Term commencing on October 15 and ending on October 14 of the next year.

(g)

"Effective Date" has the meaning set out in Section 7(a) of this Agreement.

(h)

"First Amending Agreement" has the meaning set out in the recitals of this Agreement.

(i)

"Initial Term" has the meaning set out in Section 7(b) of this Agreement.

(j)

"Luismin" has the meaning set out in the recitals of this Agreement.

(k)

"Luismin Agreement" has the meaning set out in the recitals of this Agreement.

(l)

"Luismin Properties" means those properties owned or leased by Luismin or the Luismin Subsidiaries or in which Luismin or the Luismin Subsidiaries have a right, title or interest that are more fully described in Schedule "A" of the Luismin Agreement.

(m)

"Luismin Subsidiaries" means Minas de San Luis, S.A. de C.V. and Compañia Minera Peña de Bernal, S.A. de C.V., both corporations incorporated under the laws of Mexico and each of which is a wholly-owned subsidiary of Luismin.

(n)

"Market Price" means the closing price of silver in U.S. Dollars quoted by the London Bullion Market Association on the trading date immediately prior to the date of delivery of silver to, or credit of silver to the account of, Silver Wheaton.

(o)

"Minerals" means any and all marketable metal bearing material in whatever form or state that is mined, extracted, removed, produced or otherwise recovered from the Properties, including any such material derived from any processing or reprocessing of any tailings, waste rock or other waste products originally derived from the Properties.

(p)

“Minimum Silver Amount” has the meaning set out in Section 2(b) of this Agreement.

(q)

“Parties” means [ edited text ] and Silver Wheaton, and “Party” means any one of the Parties.

(r)

"person" means and includes individuals, corporations, bodies corporate, limited or general partnerships, joint stock companies, limited liability corporations, joint ventures, associations, companies, trusts, banks, trust companies, government or any other type of organization, whether or not a legal entity.

(s)

"Place of Delivery" has the meaning set out in Section 5(b) of this Agreement.

(t)

"Prime" means at any particular time, the reference rate of interest, expressed as a rate per annum, that The Bank of Nova Scotia establishes as its prime rate of interest in order

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to determine interest rates that it will charge for demand loans in Canadian dollars to its most credit worthy customers.

(u)

"Refined Silver" has the meaning set out in the recitals of this Agreement.

(v)

"Second Amending Agreement" has the meaning set out in the recitals of this Agreement.

(w)

“Security Agreement” has the meaning set out in Section 4(a) of this Agreement.

(x)

“Security Interest” has the meaning set out in Section 4(a) of this Agreement.

(y)

“Silverco Equity Financing” means the sale and issuance of 175 million subscription receipts of Silverco at a price of CDN$0.40 per subscription receipt, for gross proceeds of CDN$70 million completed on August 5, 2004.

(z)

"Silverco Shares" has the meaning set out in Section 3(a)(ii) of this Agreement.

(aa)

"subsidiary" has the meaning ascribed to such term in the Business Corporations Act (Ontario), R.S.O. 1990, c. B16, as may be amended from time to time.

(bb)

"Substitute Refined Silver" has the meaning set out in Section 2(b) of this Agreement.

(cc)

"Term" means the Initial Term and any Additional Term.

(dd)

"Time of Delivery" has the meaning set out in Section 5(b) of this Agreement.

2.

Purchase and Sale of Refined Silver

(a)

[ edited text ]

(b)

Notwithstanding the foregoing, [ edited text ] hereby agrees to sell to Silver Wheaton in accordance with the terms of this Agreement a minimum of 220 million ounces of Refined Silver (the "Minimum Silver Amount") during the Initial Term.  In addition to selling Refined Silver to Silver Wheaton in accordance with the terms of this Agreement, [ edited text ]  If, at the end of the Initial Term, the total number of ounces of Refined Silver [ edited text ] sold by [ edited text ] to Silver Wheaton in accordance with the terms

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of this Agreement is less than the Minimum Silver Amount, then [ edited text ] shall pay to Silver Wheaton within 90 days of the expiry of the Initial Term an amount equal to the Minimum Silver Amount less the number of ounces of Refined Silver [ edited text ] actually sold by [ edited text ] to Silver Wheaton during the Initial Term, multiplied by US$0.50.  Notwithstanding the foregoing, [ edited text ] shall not be required to make any payment to Silver Wheaton under this Section 2(b) if [ edited text ] terminates this Agreement in accordance with Section 8.

(c)

Silver Wheaton hereby acknowledges and agrees that it has no contractual rights relating to the mining operations of Luismin and the Luismin Subsidiaries or the Luismin Properties or, except as provided in this Agreement, any right, title or interest in and to the Luismin Properties.  Except as expressly provided in this Agreement, Silver Wheaton is not entitled to any form or type of compensation or payment from [ edited text ] if Luismin or the Luismin Subsidiaries do not meet their forecasted silver production targets in a specified period or if Luismin or the Luismin Subsidiaries discontinue or cease their silver mining operations in Mexico.

(d)

Upon the written request of Silver Wheaton, Goldcorp and [ edited text ] shall promptly provide to Silver Wheaton a copy of all Monthly Reports, Annual Reports, Auditor's Reports and Dispute Notices (all as defined in the Luismin Agreement) by Goldcorp and [ edited text ] from Luismin pursuant to the terms of the Luismin Agreement.

3.

Purchase Price of Silver and Payment

(a)

In consideration of the Refined Silver to be delivered by [ edited text ] to Silver Wheaton pursuant to this Agreement, Silver Wheaton hereby agree to make the following payments or deliveries to [ edited text ] on the following terms:

(i)

the payment of a cash amount from the proceeds raised through the Silverco Equity Financing in the aggregate amount of CDN$46,000,000 (the “Cash Amount”); and

(ii)

the delivery to [ edited text ] of 540,000,000 common shares in the capital of Silverco (the “Silverco Shares”).

(b)

The Cash Amount shall be paid, and the Silverco Shares shall be delivered, to [ edited text ] concurrently with the execution and delivery of this Agreement.  The Cash Amount shall be paid to [ edited text ] by certified cheque or by wire transfer in immediately available funds to a bank account or accounts designated by [ edited text ] in writing.

(c)

The Silverco Shares shall be issued as fully paid, non-assessable shares in the capital of Silverco, and shall be freely tradeable shares, subject to the hold periods required by applicable liens, securities laws or stock exchange rules.  The Silverco Shares shall be listed and posted for trading on the Toronto Stock Exchange or Tier 1 of the TSX Venture Exchange.

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(d)

In addition to the payments provided for in Section 3(a), Silver Wheaton shall pay [ edited text ] for each ounce of Refined Silver purchased hereunder the lesser of (i) US$3.90 (the “Fixed Price”) and (ii) the Market Price.  The Fixed Price shall be increased annually on each anniversary date of this Agreement from and after the third anniversary date of this Agreement.  The increase in the Fixed Price for each Contract Year from and after the third anniversary date of this Agreement shall be calculated as follows:

(1)

the percentage increase in the Consumer Price Index for the Contract Year immediately preceding the applicable anniversary date divided by 2 (the "Index Amount"),

(2)

multiplied by the immediately preceding Contract Year's Fixed Price;

provided that the Index Amount shall not be less than 0.4% or more than 1.65%.  In the event that the calculation of the Index Amount is less than 0.4%, then the Index Amount shall be deemed to equal 0.4%.  In the event that the calculation of the Index Amount is greater than 1.65%, then the Index Amount shall be deemed to equal 1.65%.

Before the first delivery of any shipment or credit to the account of Silver Wheaton of Refined Silver after each anniversary date of this Agreement from and after the third anniversary date, [ edited text ] shall provide to Silver Wheaton the new Fixed Price for the forthcoming Contract Year and a detailed statement setting out the calculation of the new Fixed Price (the "Fixed Price Calculation Statement").  Silver Wheaton shall have 90 days from the date of delivery to Silver Wheaton of a Fixed Price Calculation Statement to dispute the accuracy of any item in such statement or to have the independent accountants of [ edited text ] review and audit such statement.  If Silver Wheaton initiates an audit of a Fixed Price Calculation Statement and the results of such audit are within 5% of the new Fixed Price, then the cost of such audit shall be to the account of Silver Wheaton.  If the results of such audit are greater than 5% of the new Fixed Price, then the cost of such audit shall be to the account of [ edited text ]   If Silver Wheaton and [ edited text ] are unable to resolve any dispute with respect to a Fixed Price Calculation Statement, then the matter shall be settled in accordance with the arbitration provisions set out in Section 12 of this Agreement.  In the event a dispute over the calculation of the Fixed Price goes to arbitration, then Silver Wheaton shall pay the amount set out in the Fixed Price Calculation Statement until the dispute is finally settled or resolved and the Parties shall reconcile any underpayment or overpayment, if any, as soon as practicable after such settlement or resolution.

(e)

All payments for Refined Silver purchased by Silver Wheaton under this Agreement shall be made in U.S. Dollars and shall be made by wire transfer in immediately available funds to the bank account or accounts designated by [ edited text ] in writing.  All payments to be made in accordance with this Section 3(e) shall be made without deduction or set-off.  Payment for each shipment of Refined Silver shall be made immediately (and in any event no later than one (1) Business Day) following receipt of the Refined Silver in the metal account of Silver Wheaton and an invoice for each such shipment.  All invoices shall contain, among other things, the amount of Refined Silver

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delivered to Silver Wheaton in ounces and the amount per ounce payable pursuant to Section 3(d) in respect of the Refined Silver.

(f)

Subject to the dispute of any payment in accordance with Section 14, any payment not made on or by the applicable payment date referred to in this Section 3 shall incur interest until such payment is made at a rate per annum equal to Prime plus 3%.

4.

Security

(a)

Immediately upon the execution of this Agreement, Silver Wheaton and [ edited text ] shall enter into the security agreement attached hereto as Schedule "B" (the "Security Agreement"), whereby the Luismin Subsidiaries will grant a collateral mortgage and security interest and charge in and to the Luismin Properties to and in favour of [ edited text ] and Silver Wheaton (the "Security Interest").  Silver Wheaton hereby acknowledges that Luismin has agreed to enter into, and has agreed to cause the Luismin Subsidiaries to enter into, the Security Agreement pursuant to and in accordance with the terms of the Luismin Agreement.  Notwithstanding Section 10, Silver Wheaton may register and/or perfect the Security Agreement and/or its Security Interest with any and all applicable registries.  [ edited text ] shall, at the sole cost of Silver Wheaton, co-operate with and assist Silver Wheaton with the registration and/or perfection of the Security Agreement and/or its Security Interest and do all such acts and things and execute and deliver all such documents to effect such registration and /or perfection, and renew or maintain the same, as Silver Wheaton may from time to time reasonably request at the sole cost of Silver Wheaton.

(b)

Silver Wheaton hereby covenants and agrees that the Security Interest shall be postponed and subordinated to and in favour of any and all mortgages, charges, pledges, assignments or security interest granted by Wheaton or any of its subsidiaries to any person resulting from or in respect of Wheaton’s existing US$75 million debt facilities entered into in June 2003, as amended.

5.

Delivery, Title and Risk of Loss

(a)

[ edited text ] shall notify Silver Wheaton in writing at least one (1) Business Day in advance of the delivery of any shipment or credit to the account of Silver Wheaton of Refined Silver.  The notice shall contain the amount of Refined Silver in ounces being delivered or credited and the estimated date and time of delivery or credit.

(b)

[ edited text ]

(c)

[ edited text ]

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(d)

[ edited text ]

(e)

At the time of each delivery or credit to the account of Refined Silver to Silver Wheaton, [ edited text ] shall prepare and deliver to Silver Wheaton a statement setting out in detail the manner in which such delivery was calculated, including:  (i) the quantities of Refined Silver in ounces credited to the account of the Silver Wheaton and (ii) the Market Price for the applicable Refined Silver.

(f)

All deliveries of Refined Silver will be made subject to withholding or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied on such delivery by or on behalf of any Governmental Authority having power and jurisdiction to tax and for which [ edited text ] is obligated in law to withhold or deduct and remit to such Governmental Authority.  [ edited text ] shall set out in the statement referred to in Section 5(e) any amount so withheld.

(g)

Silver Wheaton may object in writing to any statement within twelve (12) months of date of receipt by Silver Wheaton of such statement.

[ edited text ]

[ edited text ]

7.

Term and Termination

(a)

The term of this Agreement commenced on the date of the Silver Purchase Agreement (the "Effective Date") and, subject to Section 7(b) and Section 8, shall continue for an initial term of twenty-five (25) years from the Effective Date (the "Initial Term").

(b)

Subject to Section 8, either Party may terminate this Agreement at the end of the Initial Term by providing the other Party with written notice of its intention to terminate no earlier than 180 days and no later than 90 days prior to the end of the Initial Term (a "Termination Notice").  If either Party has not provided a Termination Notice within the time frame set out in this Section 7(b), then this Agreement shall continue in force for successive one (1) year periods (each, an “Additional Term”) unless and until an Additional Term is terminated in accordance with Section 7(c).

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(c)

Subject to Section 8, either Party may terminate an Additional Term by providing the other Party with written notice of its intention to terminate the Additional Term no earlier than 180 days and no later than 90 days prior to the end of such Additional Term (an "Additional Term Termination Notice").

8.

Early Termination

Silver Wheaton shall have the right to terminate this Agreement effective upon ten (10) days' prior written notice to [ edited text ] and Goldcorp if:

(i)

[ edited text ] defaults in any material respect in the performance of any of its covenants or obligations contained in this Agreement and such default is not remedied to the reasonable satisfaction of Silver Wheaton within 30 days after written notice to [ edited text ] and Goldcorp, or if such default is not capable of rectification within 30 days, [ edited text ] has not promptly commenced to rectify the default within such 30 day period, and thereafter proceeds diligently to rectify same; or

(ii)

[ edited text ] makes an assignment for the benefit of its creditors or is the voluntary or involuntary subject of any proceedings under any bankruptcy or insolvency law which proceeding remains undischarged for a period of 60 days, or if a receiver or receiver/manager is appointed for all or ay substantial part of [ edited text ] property or business and such receiver or receiver/manager remains undischarged for a period of 60 days, or if the corporate existence of [ edited text ] is terminated voluntarily or involuntary dissolution or winding-up (other than by way of amalgamation or reorganization).

Notwithstanding the termination of this Agreement in accordance with the terms hereof, the parties agree to fulfil and perform all of their respective covenants and obligations that arise prior to the date of termination.

9.

Books; Records; Inspections

[ edited text ] shall keep true, complete and accurate books and records of all of its purchases of Refined Silver from Luismin or the Luismin Subsidiaries pursuant to the Luismin Agreement.  Subject to the confidentiality provisions of this Agreement, Silver Wheaton and its authorized representatives shall be entitled to perform audits or other reviews and examinations of [ edited text ] books and records relevant to the purchase and delivery to [ edited text ] of Refined Silver pursuant to the Luismin Agreement once per calendar year to confirm compliance with the terms of this Agreement.  Silver Wheaton shall diligently complete any audit or other examination permitted hereunder.  The expenses of any audit or other examination permitted hereunder shall be paid by Silver Wheaton, unless the results of such audit or other examination permitted hereunder disclose a material discrepancy between the amount of silver purchased by [ edited text ] pursuant to the Luismin Agreement and the amount of Refined Silver delivered to Silver Wheaton pursuant to this Agreement, in which event the reasonable costs of such audit or other examination shall be paid by [ edited text ].

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10.

Confidentiality

(a)

Subject to Section 10(b), neither Party shall, without the express written consent of the other Party (which consent shall not be unreasonably withheld), disclose any non-public information in respect of the terms of this Agreement or otherwise received under or in conjunction with this Agreement, other than to its employees, agents and/or consultants for purposes related to the administration of this Agreement, and no Party shall issue any press releases concerning the terms of this Agreement without the consent of the other Party after such party having first reviewed the terms of such press release.  Each Party agrees to reveal such information only to its employees, agents and/or consultants who need to know, who are informed of the confidential nature of the information and who agree to be bound by the terms of this Section 3.  In addition, neither Party shall use any such information for its own use or benefit except for the purpose of enforcing its rights under this Agreement.

(b)

Notwithstanding the foregoing, each Party may disclose information obtained under this Agreement if required to do so for compliance with applicable laws, rules, regulations or orders of any governmental authority or stock exchange having jurisdiction over such Party, provided that such Party shall disclose only such information as, in the opinion of its counsel, is required to be disclosed and provided further that where possible (time permitting after reasonable efforts on the part of such disclosing party) the other Party shall be given the right to review and object to the data or information to be disclosed prior to any public release subject to any reasonable changes proposed by such other Party.

[ edited text ]

[ edited text ]

[ edited text ]

[ edited text ]

[ edited text ]

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[ edited text ]

[ edited text ]

[ edited text ]

[ edited text ]

[ edited text ]

[ edited text ]

(e)

Silver Wheaton shall not consolidate, amalgamate with, or merge with or into, or transfer all or substantially all its assets to, or reorganize, reincorporate or reconstitute into or as another entity unless, at the time of such consolidation, amalgamation, merger, reorganization, reincorporation, reconstitution or transfer, the resulting, surviving or

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transferee entity assumes in favour of [ edited text ] all the obligations of Silver Wheaton under this Agreement.

12.

Dispute Resolution

Any matter in this Agreement in dispute between the Parties which has not been resolved by the Parties within 15 days after the delivery of notice by either Party to the other Party of such dispute shall be referred to and settled by binding arbitration under the rules of arbitration of the International Commercial Arbitration Act (Ontario) by one arbitrator appointed in accordance with such rules and qualified by training and experience to decide such matter in dispute.

13.

Representations and Warranties

(a)

Each party to this Agreement, acknowledging that the other parties are entering into this Agreement in reliance thereon, hereby represents and warrants to the other parties as follows:

(i)

It is a corporation duly incorporated and validly existing under the laws of the its incorporating jurisdiction and is up to date in respect of all filings required by law;

(ii)

All requisite corporate acts and proceedings have been done and taken by such party, including obtaining all requisite board of directors’ approval with respect to entering into this Agreement or completing the transactions contemplated herein.  No approval of the shareholders of any party is required with respect to such party entering into this Agreement or completing the transactions contemplated herein;

(iii)

It has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder;

(iv)

This Agreement has been duly and validly executed and delivered by such party and constitutes a legal, valid and binding obligation of such party enforceable against it in accordance with its terms; and

(v)

It has not made an assignment for the benefit of creditors or is the voluntary or involuntary subject of any proceedings under any bankruptcy or insolvency law, no receiver or receiver/manager has been appointed for all or any substantial part of its properties or business and its corporate existence has not been terminated by voluntary or involuntary dissolution or winding up (other than by way of amalgamation or reorganization) and it is not now aware of any circumstance which, with notice or the passage of time, or both, would give rise to any of the foregoing.

(b)

[ edited text ] acknowledging that Silver Wheaton is entering into this Agreement in reliance thereon, hereby represents and warrants to Silver Wheaton as follows:

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(i)

Other than pursuant to this Agreement, [ edited text ] has not granted any agreement, option, right of first refusal or right, title or interest or right capable of becoming an agreement, option, right of first refusal or right, title or interest, in or to the Refined Silver;

(ii)

[ edited text ] has all necessary corporate power to own and sell the Refined Silver;

(iii)

No approvals are required by [ edited text ] in connection with the execution and delivery or with the performance by it of this Agreement or to effectively complete the transactions contemplated by this Agreement; and

(iv)

[ edited text ] has or will have and will deliver to Silver Wheaton at the Time of Delivery, an undivided 100% legal and beneficial good, valid, marketable and exclusive ownership title in and to, and, in the case of physical delivery, actual and exclusive possession of, the Refined Silver and any substitute Refined Silver, free and clear of all encumbrances and right, title or interest of any Person.

14.

Goldcorp Guarantee and Indemnity

(a)

Goldcorp hereby absolutely, unconditionally and irrevocably guarantees the prompt and complete observance and performance of all the terms, covenants, conditions and provisions to be observed or performed by [ edited text ] pursuant to this Agreement and shall perform such terms, covenants, conditions and provisions upon the default or non-performance thereof by [ edited text ]  Silver Wheaton shall not terminate this Agreement prior to the end of the Initial Term or any Additional Term pursuant to Section 8 if Goldcorp performs the terms, covenants, conditions and provisions to be observed or performed by [ edited text ] upon the default or non-performance thereof by [ edited text ]

(b)

Goldcorp hereby absolutely, unconditionally and irrevocably guarantees in favour of Silver Wheaton the prompt and complete observance and performance of all the terms, covenants, conditions and provisions to be observed or performed by Luismin pursuant to the Luismin Agreement and shall perform such terms, covenants, conditions and provisions upon the default or non-performance thereof by Luismin.  For the avoidance of doubt and for greater certainty, Silver Wheaton acknowledges and agrees that Goldcorp is not in any way or manner guaranteeing the conduct of any operations carried out by Luismin or the Luismin Subsidiaries on and in respect of the Luismin Properties.

(c)

Goldcorp shall indemnify and save Silver Wheaton and its directors, officers, employees and agents harmless from and against any and all actual losses, liabilities, damages, injuries, costs or expenses (including legal costs or expenses) suffered or incurred by Silver Wheaton that arise out of or relate to any failure of (i) [ edited text ] to timely and fully perform or cause to be performed all of the terms, covenants, conditions and provisions to be observed or performed by [ edited text ] pursuant to this Agreement, and (ii) Luismin to timely and fully perform or cause to be performed all of the terms,

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covenants, conditions and provisions to be observed or performed by Luismin pursuant to the Luismin Agreement.

(d)

Goldcorp shall not transfer or assign all or any part of its obligations set forth in this Section 14 without the prior written consent of Silver Wheaton.  For avoidance of doubt, the guarantee and indemnity obligations of Goldcorp in favour of Silver Wheaton and its directors, officers, employees and agents under this Section 14 shall continue and remain in full force and effect notwithstanding any sale, transfer, assignment or conveyance made in accordance in Section 11(a) or 11(c) or any consolidation, amalgamation, merger, reorganization, reincorporation, reconstitution or transfer made in accordance with Section 11(b).

(e)

Goldcorp shall not consolidate, amalgamate with, or merge with or into, or transfer all or substantially all its assets to, or reorganize, reincorporate or reconstitute into or as another entity unless, at the time of such consolidation, amalgamation, merger, reorganization, reincorporation, reconstitution or transfer the resulting, surviving or transferee entity assumes in favour of Silver Wheaton all the obligations of Goldcorp under this Agreement.

15.

Silverco Guarantee and Indemnity

(a)

Silverco hereby absolutely, unconditionally and irrevocably guarantees the prompt and complete observance and performance of all the terms, covenants, conditions and provisions to be observed or performed by Silver Wheaton pursuant to this Agreement and shall perform such terms, covenants, conditions and provisions upon the default or non-performance thereof by Silver Wheaton.  [ edited text ] shall not terminate this Agreement prior to the end of the Initial Term or any Additional Term pursuant to Section 8 if Silverco performs the terms, covenants, conditions and provisions to be observed or performed by Silver Wheaton upon the default or non-performance thereof by Silver Wheaton.

(b)

Silverco shall indemnify and save [ edited text ] and its directors, officers, employees and agents harmless from and against any and all actual losses, liabilities, damages, injuries, costs or expenses (including legal costs or expenses) suffered or incurred by [ edited text ] that arise out of or relate to any failure of Silver Wheaton to timely and fully perform or cause to be performed all of the terms, covenants, conditions and provisions to be observed or performed by Silver Wheaton pursuant to this Agreement.

(c)

Silverco shall not transfer or assign all or any part of its obligations set forth in this Section 15 without the prior written consent of [ edited text ]

(d)

Silverco shall not consolidate, amalgamate with, or merge with or into, or transfer all or substantially all its assets to, or reorganize, reincorporate or reconstitute into or as another entity unless, at the time of such consolidation, amalgamation, merger, reorganization, reincorporation, reconstitution or transfer the resulting, surviving or transferee entity assumes in favour of [ edited text ] all the obligations of Silverco under this Agreement.

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16.

General Provisions

(a)

Each party shall execute all such further instruments and documents and do all such further actions as may be necessary to effectuate the documents and transactions contemplated in this Agreement, in each case at the cost and expense of the party requesting such further instrument, document or action, unless expressly indicated otherwise.

(b)

Nothing herein shall be construed to create, expressly or by implication, a joint venture, mining partnership, commercial partnership, or other partnership relationship between Silver Wheaton and [ edited text ]

(c)

This Agreement shall be governed by and construed under the laws of the Province of Ontario and the laws of Canada applicable therein.

(d)

Time is of the essence in this Agreement.

(e)

If any provision of this Agreement is wholly or partially invalid, this Agreement shall be interpreted as if the invalid provision had not been a part hereof so that the invalidity shall not affect the validity of the remainder of the Agreement which shall be construed as if the Agreement had been executed without the invalid portion.  It is hereby declared to be the intention of the parties that this Agreement would have been executed without reference to any portion which may, for any reason, hereafter be declared or held invalid.

(f)

Any notice or other communication (in each case, a “Notice”) required or permitted to be given hereunder shall be in writing and shall be delivered by hand or transmitted by facsimile transmission addressed to:

If to [ edited text ] and/or Goldcorp, to:

Waterfront Centre
Suite 1560, 200 Burrard Street
Vancouver, British Columbia
V6C 3L6

Attention: Executive Vice President and Chief Financial Officer of Wheaton
Fax: 604-696-3001

If to Silver Wheaton and/or Silverco, to:

Waterfront Centre
Suite 1560, 200 Burrard Street
Vancouver, British Columbia
V6C 3L6

Attention:  Chairman, Silverco
Fax: 604-696-3001

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Any notice given in accordance with this section, if transmitted by facsimile transmission, shall be deemed to have been received on the next business day following transmission or, if delivered by hand, shall be deemed to have been received when delivered.

(g)

The schedules which are attached to this Agreement are incorporated into this Agreement by reference and are deemed to form part hereof.

(h)

This Agreement may not be changed, amended or modified in any manner, except pursuant to an instrument in writing signed on behalf of each of the parties hereto.  The failure by any party hereto to enforce at any time any of the provisions of this Agreement shall in no way be construed to be a waiver of any such provision unless such waiver is acknowledged in writing, nor shall such failure affect the validity of this Agreement or any part thereof or the right of any party thereto to enforce each and every provision.  No waiver or breach of this Agreement shall be held to be a waiver of any other or subsequent breach.

(i)

This Agreement may be executed in one or more counterparts, and by the parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.  Delivery of an executed counterpart of a signature page to this Agreement by telecopier shall be effective as delivery of a manually executed counterpart of this Agreement.

(j)

This Agreement shall enure to the benefit of and shall be binding on and enforceable by the parties and their respective heirs, executors, legal personal representatives, successors and permitted assigns.

(k)

The parties have expressly required that this Agreement and all notices relating hereto be drafted in English.

[Remainder of Page Intentionally Left Blank]

Legal*2051108.1

(l)

This Agreement constitutes the entire agreement among the parties pertaining to the subject matter hereof and supersedes all prior agreements, negotiations, discussions and understandings, written or oral, among the parties including the Silver Purchase Agreement (as defined in the recitals of this Agreement), but excluding Section 2 of the Second Amending Agreement, which section shall constitute part of the agreement among the parties pertaining to the subject matter hereof and is hereby incorporated by reference into this Agreement.

IN WITNESS WHEREOF the parties hereto have executed this Restated Silver Purchase Agreement as of the day and year first above written.

[ edited text ]
Per:
Name:
Title:

SILVER WHEATON (CAYMANS) LTD.
Per:	/s/ Bill Koutsouras
Name: Bill Koutsouras
Title: Director

GOLDCORP INC.
Per:	/s/ Lindsay Hall
Name: Lisnday Hall
Title: CFO

SILVER WHEATON CORP.
Per:	/s/ Nolan Watson
Name: Nolan Watson
Title: CFO

Legal*2051108.1

EXECUTION COPY

This is Schedule “A” to the Restated Silver Purchase Agreement among
[ edited text ] Silver Wheaton (Caymans) Ltd, Goldcorp Inc.
and Silver Wheaton Corp. dated March 30, 2006

Properties

Minas de San Luis, S.A. de C.V., San Dimas Mining District; located at San Dimas, Dgo.
No.	NAME	SURFACE	FILE	TITLE	T Y P E	VALIDITY		RECORDING PRM
		Ha.				FROM	TO	Num.	Coot	Vol.
1	San Manuel	103.8914	11140	151174	4	Mar.24-1969	Mar.23-2019	228		184
2	Chela	253.7101	11851	153116	4	Jul.14-1970	Jul.13-2020	450		188
3	Yolanda	10.0000	2863	165489	4	Oct.30-1979	Oct.29-2019	549	138	217
4	San Luis I	391.0764	321.42/675	165682	4	Nov.28-1979	Nov.27-2029	642	161	217
5	San Luis 2	474.4932	321.42/751	165683	4	Nov.28-1979	Nov.27-2029	643	162	217
6	San Luis 3	307.1817	321.42/725	165981	4	Feb.04-1980	Feb.03-2030	1	1	219
7	Carrizo	2.0000	108	166615	4	Jun.27-1980	Jun.26-2030	315	80	220
8	Libia Estela	150.8840	321.1-2/67	177195	4	Mar.4-1986	Mar.3-2036	275	70	239
9	Promontorio	2.0000	25/2510	177826	4	Abr.29-1986	Abr.28-2036	586	147	239
10	Castellana Uno	107.7325	321.1-2/109	176291	4	Ago.26-1985	Ago.25-2035	571	144	238
11	La Castellana	89.8893	321.1-2/30	180164	4	Mar.24-1987	Mar.23-2037	224	57	244
12	Hueco 2	0.0917	321.1-9/276	180165	4	Mar.24-1987	Mar.23-2037	225	57	244
13	Juan Manuel	16.1399	321.1-2/35	180260	4	Mar.24-1987	Mar.23-2037	280	71	244
14	Amp. Nochebuena. en Frap.	233.5686	321.1-2/234	180679	4	Jul.14-1987	Jul.13-2037	499	126	243
15	Nochebuena en Frapopan	400.0000	321.1-2/248	182516	4	Jul.15-1988	Jul.14-2038	656	165	247
16	El Favorable	451.9589	321.1/2-428	185109	4	Dic.14-1989	Dic.13-2039	429	108	251
17	Hueco 1	0.3607	321.1/2-97	185138	4	Dic.14-1989	Dic.13-2039	438	110	252
18	La Fe	38.9091	321.1/2-625	185842	4	Dic.14-1989	Dic.13-2039	22	6	256
19	Juan Manuel Dos	3.7207	321.1/2-31	185853	4	Dic.14-1989	Dic.13-2039	33	9	256
20	La Soledad	20.5031	321.1/2-700	191661	4	Dic.19-1991	Dic.18-2041	661	166	261
T O T A L :		3,058.1113

Compañía Minera Peña de Bernal, S.A. de C.V., San Martín Minig Unit; located at Colón, Qro.
No.	NAME	SURFACE	FILE	TITLE	T Y P E	VALIDITY		RECORDING PRM
		Ha.				FROM	TO	Num.	Coot	Vol.
1	San Martín 2	190.7972	321.1/6-72	191134	4	29-Apr-1991	28-Apr-2041	394	99	262
2	San Martín	132.0818	321.1/6-71	191423	4	19-Dec.-1991	18-Dec.-2041	543	137	261
3	San Martín Frac.A	37.1099	6/1.3/409	215262	4	14-Feb.-2002	13-Feb.-2052	42	21	324
4	San Martín Frac.B	22.8901	6/1.3/411	215263	4	14-Feb.-2002	13-Feb.-2052	43	22	324
T O T A L :		382.8790

Minas de San Luis, S.A. de C.V., Los Filos Project; located at Eduardo Neri, Gro.
No.	NAME	SURFACE	FILE	TITLE	T Y P E	VALIDITY		RECORDING PRM
		Ha.				FROM	TO	Num.	Coot	Vol.
1	Frac.Dos de Ampl. a El Filo	76.0000	2101	171534	4	20-Oct-1982	19-Oct.-2032	474	119	228
2	Mio Cid	7.0000	5/2.4-195	204067	4	13-Oct.-1989	12-Oct.-2039	7	4	293
3	El Grande	63.0000	5/2.4-198	204759	4	04-Aug.-1961	03-Aug-2011	339	170	294
4	Cedros	12.0058	5/2.4-426	213075	4	13-Oct.-1989	12-Oct.-2039	15	8	318
5	Don Norman	290.2459	5/2.4-427	213077	4	13-Oct.-1989	12-Oct.-2039	17	9	318
T O T A L :		448.2517
TYPE CONCESSION:
1 = Exploration Application, 2 = Exploration Concession, 3 = Exploitation Application and 4 = Exploitation Concession.

Legal*2051108.1

EXECUTION COPY

This is Schedule “B” to the Restated Silver Purchase Agreement among
[ edited text ] Silver Wheaton (Caymans) Ltd, Goldcorp Inc.
and Silver Wheaton Corp. dated March 30, 2006

Security Agreement

Please see attached.

Legal*2051108.1